BAKER & MCKENZIE. WONG & LEOW	#27-01 Millenia Tower
(INCORPORATED WITH LIMITED LIABILITY WITH REG. NO. 200010145R)	1 Temasek Avenue
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Asia Pacific	1 June 2007				SINDMS 186822

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Christina Chalk

Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

RE:   Pacific Internet Limited

Schedule 14D-9 filed on May 16, 2007

SEC File No. 5-79632

Dear Ms. Chalk:

We refer to our telephonic conversation on Tuesday, May 29, 2007. On behalf of Pacific Internet Limited (“PacNet”), this letter further supplements the response dated May 25, 2007 to the comment letter dated May 21, 2007 of the staff (the “Staff”) in the Office of Mergers and Acquisitions in the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). Capitalized terms used herein and not otherwise defined have the meanings ascribed to such terms in the above-reference Schedule 14D-9 or the exhibits attached thereto.

1. PacNet will amend the Schedule 14D-9 to reflect its responses dated May 25, 2007 to the Staff with regard to the following Staff comments:

•      Comments 5 and 6 – it will expand the discussion with regard to the use of the short form and long form for filings with the IDA and why PacNet filed jointly with Connect and separately with MediaRing;

•      Comment 9 – it will set out the general duties of the Independent Board Committee and the fact that it was not empowered to solicit offers under its terms of reference; and

•      Comment 11 – it will clarify the fact that PacNet had no information (after due inquiry) about the intention of insiders with respect to the Offer.

2. With regard to comment 7, PacNet confirms that MediaRing did not say anything more than what is stated in Amendment No. 1 to the Schedule 14D-9 with regard to the meeting between PacNet and MediaRing held on May 16.

3. With regard to comment 3, PacNet will await hearing from the Staff.

Valencia	BOO BEE CHUN*	TAN CHUAN THYE*	CHOW LI SHI*	KOH SEE KHIANG*	PREMILA SIVALINGAM*
Washington, DC	CHEW CHIN*	LORRAINE TAY*	CHU KAH CHIN	KWAN HUAY YEE*	SU ZHIXIU*
	KEN CHIA*	WONG AI AI*	CHUA EI-LEEN*	RICHARD LAM*	ALLEN TAN
	PAUL S. ELLIOTT	WONG KIEN KEONG*	CHUA TSE-LING*	LAU WAI MING*	SIDDHARTH WAHI
	JAMES HUANG*		INGRID COINQUET	LI YUEN TING*	ROANNA WONG*
	KOH KOK WAH*	ANG KIM HOCK*	TIMOTHY COOKE	GEOFFREY LIEM*	WONG KEE FONG*
	ASHOK K. LALWANI	THOMAS BATCHELOR	JASON ENG*	KAREN LIM*	YEO JIH-SHIAN*
	ANDY LECK*	STEPHEN BANFIELD	DAWN HO*	STEPHANE MAGNUS*	JUSTIN YIP*
	EDMUND LEOW *	CHEAH YEW KUIN*	DAYNE HO*	JESSICA ONG*
	ANGELA LIM*	GERMAINE CHIA*	GITTA SATRYANI JUWITA*	KELVIN POA*	*practising with Wong & Leow LLC
	ANDREW MARTIN	SABRINA CHONG*	ELAINE KHOO*	DAWN QUEK*	Singapore advocates & solicitors
	MICHAEL M. McNEILL	CHRISTABEL CHOW*	EILEEN KHOR*	GENEVIEVE REYES

Baker & McKenzie.Wong & Leow is a member of Baker & McKenzie International, a Swiss Verein.

BAKER & MCKENZIE. WONG & LEOW
(INCORPORATED WITH LIMITED LIABILITY WITH REG. NO. 200010145R)
INTERNATIONAL & SINGAPORE LAWYERS

4. With regard to comment 12, and the Staff’s current belief that the discounted cash flow analysis conducted by the IFA at the behest of the Independent Board Committee should be disclosed to the shareholders, we would like to discuss with you the Staff’s thinking for disclosing such analysis. We assume that it relates to the potential use by the IFA of such analysis as one of the basis for its fairness opinion. However, as mentioned in the response, these calculations were very rough in nature and there was no definitive report that was produced by the IFA; these really were rough running of numbers with varying assumptions. The IFA also did not refer to the discounted cash flow computations in the presentation of their fairness opinion to the Independent Directors. To the extent the Staff believes it would be of assistance, PacNet would be pleased to ask the IFA to confirm in writing that the discounted cash flow computations were only done at the behest of PacNet and that they did not use this analysis in arriving at their fairness opinion. For the foregoing reasons and because it believes that the rough nature of such analysis would tend to confuse and potentially mislead shareholders, PacNet believes it would not be appropriate to disclose the results of such analysis to shareholders.

Furthermore, PacNet does not have copies of any such analysis. The IFA refused to provide hard or soft copies of any of their discounted cash flow calculations, in part for the reasons mentioned in the response letter. The IFA were clear that they would not include such analysis in their opinion and were careful to not provide hard or soft copies of these calculations to PacNet, even when requested for by PacNet.

PacNet would also like to reiterate its belief that the Targets Information referred to in the response letter should similarly not be disclosed to the shareholders for the reasons set out in the response letter dated May 25, 2007.

We would like to discuss this further with you when convenient. We will also have the CEO of PacNet on the call so that he can explain a bit more of the background about the Targets Information and the discounted cash flow calculations performed by the IFA. Please let us know what time would be convenient.

PacNet confirms and acknowledges that:

•      It is responsible for the adequacy and accuracy of the disclosures in the filing;

•      Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      PacNet may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws off the United States.

BAKER & MCKENZIE. WONG & LEOW
(INCORPORATED WITH LIMITED LIABILITY WITH REG. NO. 200010145R)
INTERNATIONAL & SINGAPORE LAWYERS

If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to call me at +65 6434 2684.

Very truly yours,

Ashok K. Lalwani

cc:    Deborah Foo
Pacific Internet Limited

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